SUB-ITEM 77C: Submission of Matters to a Vote of
Security Holders

          A special meeting of Credit Suisse Global
Financial Services Fund, Inc.'s (the "Fund") shareholders was held on October 9, 2002 to approve a sub-investment advisory agreement among the Fund, Credit Suisse Asset
Management, LLC and Credit Suisse Asset Management
(Australia) Limited. The results of the votes tabulated at the special meeting (with percentages based on the total outstanding shares of the Fund) are reported below.

For:                  4,121,655.76 shares (95.39%)

Against:              56.00 shares (0.04%)

Abstain:              402.05 shares (0.32%)